Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement of Veritiv Corporation on Amendment No. 3 to Form S-1 of our report dated April 4, 2014 (June 4, 2014 as to the effects of the restatement discussed in Note 15), related to the combined financial statements of the xpedx business of International Paper Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to allocations of certain corporate costs from International Paper Company and an explanatory paragraph relating to the restatement discussed in Note 15) as of December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013, appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

June 4, 2014